EXHIBIT 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,										Three Months Ended March 31,
(unaudited)	2001		2002		2003		2004		2005		2006
Earnings:
Pre-tax income from continuing operations before cumulative effect of accounting change	$13,362		$8,798		$18,376		$27,595		$20,159		$16,832
Fixed charges excluding capitalized interest	4,966		3,998		4,116		6,162		15,588		9,165

Earnings	$18,328		$12,796		$22,492		$33,757		$35,747		$25,997

Fixed charges:
Interest expense	$4,966		$3,998		$4,116		$6,162		$15,588		$9,165
Capitalized interest	142		71		155		107		3		178

Fixed charges	$5,108		$4,069		$4,271		$6,269		$15,591		$9,343

Ratio of earnings to fixed charges	3.6	x	3.1	x	5.3	x	5.4	x	2.3	x	2.8	x